UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Blueknight Energy Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Cushing MLP Asset Management, L.P.
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
August 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,738,915

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,738,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,738,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Cushing MLP Asset Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,738,915

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,738,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,738,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,738,915

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,738,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,738,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 5 SCHEDULE 13D
This Amendment No. 5 (this “Amendment”) to the Schedule 13D initially filed on January 5, 2011, as subsequently amended on January 28, 2011, again on March 3, 2011, again on March 21, 2011 and again on April 28, 2011 (collectively, the “Schedule 13D”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“MLP Advisors”), and Mr. Jerry V. Swank, the principal of Swank Capital and MLP Advisors, relating to Common Units (the “Common Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.
Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds
As of August 31, 2011, the Advised Funds had invested $28,602,700 (inclusive of brokerage commissions) in Common Units of the Issuer. The source of these funds was the working capital of the Advised Funds.
Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer
(a) The aggregate percentage of Common Units reported to be owned by Swank Capital, MLP Advisors and Mr. Swank is based upon 21,890,224 Common Units outstanding, which is the total number of Common Units outstanding as of August 2, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2011.
As of August 31, 2011, Swank Capital and MLP Advisors beneficially owned 3,738,915 Common Units, representing approximately 17.1% of the issued and outstanding Common Units of the Issuer.
In addition, Mr. Swank, as the managing member of Swank Capital, the general partner of MLP Advisors, may also be deemed to beneficially own the 3,738,915 Common Units beneficially owned by the Advised Funds, representing approximately 17.1% of the issued and outstanding Common Units of the Issuer.
Swank Capital, MLP Advisors and Mr. Swank disclaim beneficial ownership of the Common Units held by the Advised Funds except to the extent of their pecuniary interest therein.
(b) Mr. Swank, as the managing member of Swank Capital, Swank Capital, as the general partner of MLP Advisors, and MLP Advisors, the investment manager of the Advised Funds, have the shared power to vote and dispose of the Common Units owned by the Advised Funds reported in this Schedule 13D.
The filing of this Schedule 13D shall not be construed as admission that Swank Capital, MLP Advisors or Mr. Swank is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 3,738,915 Common Units owned by the Advised Funds. Pursuant to Rule 13d-4, Swank Capital, MLP Advisors and Mr. Swank disclaim all such beneficial ownership.

(c) The transactions in the Issuer’s securities during the sixty days prior to the date hereof made the Advised Funds and which may be attributed to the Reporting Persons are listed as Annex A attached hereto and made a part hereof. These transactions were effected in the open market.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2011

SWANK CAPITAL, L.L.C.
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP
By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank

Annex A

Trade Date	Quantity	Price/Share
08/31/11	1,485	$7.6000
08/30/11	6,174	$7.6000
08/29/11	1,500	$7.6000
08/26/11	4,480	$7.6000
08/23/11	550	$7.3200
08/23/11	4,300	$7.7786
08/23/11	40,000	$7.6000
08/19/11	5,000	$7.7500
08/18/11	7,211	$7.7488
08/17/11	10,100	$7.9975
08/16/11	9,700	$8.0000
08/15/11	23,423	$7.9662
08/12/11	7,320	$8.0000
08/11/11	2,957	$7.9543
08/10/11	28,700	$8.0391
08/09/11	10,000	$7.6880
08/09/11	10,000	$7.5814
08/03/11	20,000	$8.4844
08/02/11	5,000	$8.4680
08/02/11	5,000	$8.4420
07/26/11	11,200	$8.2500
07/12/11	1,400	$8.0000
07/06/11	5,000	$7.9500
07/06/11	2,100	$7.9733